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Byron B. Rooney
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 701 5658 fax byron.rooney@davispolk.com

August 20, 2018

Re:	Contura Energy, Inc.
Draft Registration Statement on Form S-4
Submitted July 16, 2018
CIK No. 0001704715
Division of Corporation Finance
Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Dear Sir or Madam,
On behalf of our client, Contura Energy, Inc., a Delaware corporation (the “Company” or “Contura”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated August 9, 2018 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 1 to the Registration Statement ("Amendment No. 1") together with this response letter. Amendment No. 1 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 and three marked copies of Amendment No. 1 showing the changes to the Registration Statement submitted on July 16, 2018.
Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments, as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the revised language addressing a particular comment appears.
Cover Page

1.	Please disclose the total amount of securities offered. See Item 1 of Form S-4 and Item 501(b)(2) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the cover page to disclose the estimated total amount of securities offered.

Office of Beverages, Apparel and Mining U.S. Securities and Exchange Commission	2	August 20, 2018

Summary, page 7

2.	Please provide Contura's contact information. See Item 3(a) of Form S-4.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 6 to provide Contura’s contact information.
Material Contracts Between Contura and Alpha, page 133

3.	Please describe the material terms of the 2016 asset purchase agreement between Contura and Alpha. See Item 6 of Form S-4.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 135 to describe the material terms of the 2016 asset purchase agreement between Contura and Alpha.
The Coal Industry, page 160

4.
We note you intend to sell your steam coal products domestically in the Northern & Central Appalachia markets. We also note you plan to market metallurgical coals as Mid-Vol and High-Vol A coals domestically or overseas either in the Atlantic or Pacific Seaborne Market regions. Please modify your filing to provide a chart or graph presenting the 5-year historical coal pricing for your targeted markets, e.g. the Northern/Central Appalachian or Mid-Vol and High-Vol A, and discuss the coal relevant quality specifications for these respective markets.

Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 162 and 164 to present the 5-year historical coal pricing for our targeted markets and to discuss the coal relevant quality specifications for these respective markets.

Coal Reserves, page 167

5.
We note your reserves were audited by Marshall Miller & Associates. They reviewed/audited your reserve methodologies, assumptions, modifying factors, and also prepared an independent pro-forma economic analysis for your ultimate coal reserve determination. Please forward to our engineer as supplemental information and not as part of your filing, the audit report and pro-forma economic analysis that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c).

To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.
In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418 (b) of Regulation C.
If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Office of Beverages, Apparel and Mining U.S. Securities and Exchange Commission	3	August 20, 2018

Response:
In response to the Staff’s comment, the Company has mailed a CD with copies of the Marshall Miller & Associates (“MM&A”) audit reports for Contura and Alpha to Mr. Schuler under separate cover. These reports contain MM&A’s pro-forma economic analysis.

Costs & Calculations, page 172

6.	We note your reserves are classified based on the clean coal costs per ton that are less than the two-year historical sales price. Please state the two-year historical sales price used in your filing.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 176 to state the two-year historical sales price.
Marketing, Sales and Customer Contracts, page 175

7.
We note your risk factor disclosure on page 41 that Contura’s largest customer during the year ended December 31, 2017 accounted for approximately 16% of its total coal revenues, and Alpha’s largest customer (other than Contura) during the year ended December 31, 2017 accounted for approximately 28% of its total coal revenues (excluding coal revenues from sales to Contura). Please disclose the names these largest customers or advise. See Item 101(c)(1)(vii) of Regulation S-K.

Response:
The Company respectfully advises the Staff that, pursuant to Item 101(c)(1)(vii) of Regulation S-K, disclosure of the name of any customer that comprises 10% or more of the registrant’s consolidated revenues is necessary only if the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. Given the fluid nature of the commodity market for coal products sold by the Company and Alpha, we do not think a loss of any such customer would have a material adverse effect on the Company and our subsidiaries as a whole, including Alpha (following the closing of the proposed mergers). Additionally, the Company respectfully advises the Staff that on a pro forma basis giving effect to the mergers, for the year ended December 31, 2017, no single customer would have exceeded 10% of the Company’s and Alpha’s total coal revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations ANR Cash Flows, page 251

8.
You disclose that the net cash used in investing activities for ANR’s discontinued operations was $202.8 million for the year ended December 31, 2017 which differs from the $144.5 million disclosed on page F-106. Please tell us why these amounts differ or revise your disclosure.

Response:
The Company respectfully advises the Staff that the difference of $58.3 million between $202.8 million and $144.5 million is the amount of restricted cash that Alpha paid to Lexington Coal Company (“LCC”) for the sale to LCC of substantially all idle assets in Kentucky, Tennessee, and West Virginia. As previously disclosed on page 241 of Amendment No. 1, we stated that “Management’s discussion and analysis of ANR’s financial condition and results of operations has been recast for all periods presented to reflect the retrospective adoption of ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash ….” However, the financial statements for ANR do not reflect the changes resulting from ASU 2016-18. Net cash used in investing

Office of Beverages, Apparel and Mining U.S. Securities and Exchange Commission	4	August 20, 2018

activities of $202.8 million for ANR’s discontinued operations disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations of ANR is the recast amount that includes restricted cash. The financial statements for the year ended December 31, 2017 reflects only the change in operating cash.
Material United States Federal Income Tax Consequences of the Mergers, page 308

9.
Because you represent that each merger will qualify as a “reorganization” and a U.S. Holder will not recognize any gain or loss upon the receipt of Contura common stock, please file a tax opinion. See Item 601(b)(8) of Regulation S-K. Also provide disclosure in the filing regarding the tax opinion. For guidance, see Section III of Staff Legal Bulletin No. 19 (CF).

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 39, 315 and 319 to describe the tax opinion that has been filed as Exhibit 8.1 to Amendment No. 1.
Contura Financial Statements
(4) Discontinued Operations, page F-21

10.	Please provide us with your analysis supporting your presentation of the PRB operations as a discontinued operation considering your Back-to-Back Coal Supply Agreement with the buyer.

Response:
The Company respectfully advises the Staff that the PRB operations are presented as discontinued operations because the sale: (1) represented the disposal of a component in a specific geographic region, (2) was a strategic shift for the Company and (3) had a major effect on the Company’s operations. The PRB represented the Company’s Western operations, a reportable segment with two operating mines, both of which were sold in this transaction. This represented a shift in the Company’s production profile from diversified qualities across multiple coal basins to a focus on higher quality coals solely in Eastern regions. The Company respectfully advises the Staff that the PRB operations represented approximately 17% and 26% of the Company’s consolidated total revenues and total assets, respectively, at the time of the sale.

Furthermore, the Back-to-Back Coal Supply Agreements are sales arrangements that allowed for the Company to finalize the sale of the PRB operations without defaulting on existing contracts with customers that had their coal sourced from the Powder River Basin. While the Company will continue to make reasonable efforts to assign these contracts to the buyer (at which point the Company will be released from the arrangement), until that occurs, the Back-to-Back Coal Supply Agreements merely allow for the Company to act as a pass-through agent for the buyer to these customers. The terms of the Back-to-Back Coal Supply Agreements are such that the risk and rewards of the sale have been transferred to the buyer and therefore relate to customers associated with the discontinued operations. These sales have no net impact on the Company’s consolidated statement of operations. Further, while as of December 31, 2017 the future obligations under these arrangements were $634.7 million, these obligations decreased to $36.8 million as of June 30, 2018, primarily through the assignment of contracts to the buyer.

Office of Beverages, Apparel and Mining U.S. Securities and Exchange Commission	5	August 20, 2018

Unaudited Pro Forma Combined Financial Information of Contura and Alpha
Unaudited Pro Forma Condensed Combined Statements of Operations, page F-182

11.
Please present historical basic and diluted per share data based on continuing operations and pro forma basic and diluted per share data on the face of the pro forma statements of operations along with the number of shares used to compute such per share data. Refer to Article 11-02(b)(7) of Regulation S-X.

Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages F-210 and F-212 to reflect historical basic and diluted per share data based on continuing operations and pro forma basic and diluted per share data on the face of the pro forma statements of operations, along with the number of shares used to compute such per share data. In addition, the pro forma basic and diluted earnings per share from continuing operations is also disclosed under 1) Selected Unaudited Pro Forma Condensed Combined Financial Information and 2) Comparative Historical and Unaudited Pro Forma Per Share Data.

Notes to Pro Forma Condensed Combined Financial Information
M. Adjustments to Asset Retirement Obligations, page F-189

12.
We note that your pro forma adjustment to reflect the estimated fair value of Alpha’s asset retirement obligation is increasing the liability from $53.3 million to $199.6 million. Please explain to us why this adjustment is so significant and include the key assumptions you have made.

Response:
In response to the Staff’s comment, the Company has revised the disclosure on page F-216 to explain the increase in the asset retirement obligation. The Company respectfully advises the Staff that the increase in the asset retirement obligation is due to the decrease in the discount rate used in the pro forma financial information compared to the discount rate used in Alpha’s historical financial statements. The asset retirement obligation in Alpha’s historical financial statements was calculated based on the credit-adjusted risk-free rate when Alpha emerged from bankruptcy in July 2016. That discount rate is significantly higher than the pro forma combined credit-adjusted-risk free rate.

There were no significant differences in the estimated cash flows used for calculating the asset retirement obligation in the historical financial statements and the pro forma financial information. The estimated cash flows are developed considering the cost to reclaim acreage disturbed at surface operations, estimated costs to reclaim support acreage, treat mine water discharge and perform other related functions, and include estimated labor costs, material, overhead and equipment, third-party profit markup, inflation adjustment and a market-risk premium. These cash flows are discounted using the risk-free rate of interest for maturity similar to the asset retirement obligation and adjusted to reflect the entity’s risk of nonperformance, including credit risk.
Please do not hesitate to contact me at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Office of Beverages, Apparel and Mining U.S. Securities and Exchange Commission	6	August 20, 2018

Very truly yours,

/s/ Byron B. Rooney

Byron B. Rooney

cc:	Via E-mail
Charles Andrew Eidson, Chief Financial Officer, Contura Energy, Inc.
Andrew B. McCallister, Esq., SVP, Secretary and General Counsel, ANR, Inc. and Alpha Natural Resources Holdings, Inc.
Mark D. Wood, Esq., Katten Muchin Rosenman LLP
Robert Slappey, KPMG LLP